DEALMAKER ORDER FORM
Regulation CF Offerings (each, an "Offering")

Customer:. **Sherpa Aircraft Mfg**	Contact: **Scot Warren**
Address: **77 Hidden Valley Airpark** **Shady Shores, Texas 76208**	Phone: **9403670929**
Commencement Date (optional): **March 1, 2024**	E-Mail: **scot.warren@sherpaaircraft.com**

This Order Form sets forth the terms of service by which a number of separate DealMaker affiliates are engaged to provide services to Customer (collectively, the **"Services"**). By its signature below in each applicable section, Customer hereby agrees to the terms of service of each company referenced in such section. Unless otherwise specified above, the Services shall commence on the date hereof.

By preceding with its order, Customer agrees to be bound contractually with each respective company. <u>The Applicable Terms of Service include and contain, among other things, warranty disclaimers, liability limitations and use limitations.</u>

In particular, Customer understands and agrees that it is carrying out a self-hosted capital raise and bears primary responsibility for the success of its own raise. No DealMaker entity is ever responsible for the success of Customer's campaign and no guarantees or representations are ever in place with respect to (i) capital raised (ii) investor solicitation or (iii) completion of investor transactions with Customers. Customer agrees and acknowledges that online capital formation is uncertain, and that nothing in this agreement prevents Customer from pursuing concurrent or sequential alternative forms of capital formation. Customer should use its discretion in choosing to engage the vendors described in this Agreement and agrees that such entities bear no responsibility to Customer with respect to raising capital.

There shall be no force or effect to any different terms other than as described or referenced herein (including all terms included or incorporated by reference) except as entered into by one of the companies referenced herein and Customer in writing.

A summary of Services purchased is described on Schedule A attached. The applicable Terms of Service are described on the Schedules thereafter, and are incorporated herein.

Services NEVER include providing any investment advice nor any investment recommendations to any investor.

Schedule "A"
Summary of Fees

- **Activation Fees: Onboarding, Due Diligence and Asset Creation: $17,500** Discounted to $15k
  This fee includes
  i. $10,000 payable to DealMaker Securities LLC for Pre-Offering Due Diligence.
  ii. $5,000 payable to DealMaker for infrastructure for self-directed electronic roadshow.
  iii. $2,500 payable to DealMaker Transfer Agent for Onboarding.

- **Monthly Subscription Fees: $2,000**
  - *Monthly account management and software access fees are payable to DealMaker and commence on the first month following the Commencement Date*

- **Usage Fees: ~~8.5%~~ Cash Fees** From All Proceeds: 7.5% applies
  - Cash Fees are payable to DealMaker Securities LLC and Customer may elect to offset all or a portion of these fees by levying an administrative fee to investors.
  - Cash fees <u>are inclusive</u> of all payment processing fees, transaction fees, electronic signature fees and AML search fees. Cash Fees do <u>not</u> include processing investor refunds for Customers, which are chargeable at $50.00 per refund.

Engage Premium Services:

- $250 monthly subscription fee for DealMaker Engage shareholder management portal.
- Engage Premium Services include the issuance of securities by DealMaker Transfer Agent to investors in any Offering conducted on DealMaker, as well as the maintenance of Customer's register of securities
- Fees for additional Transfer Agent services are listed on the DMTA Engage Premium Rate card here and are subject to regular update in the ordinary course.

Note: Prices are standard base fees and subject to additional customization fees. A condition of the use of DealMaker Transfer Agent LLC services is that Customer continue to pay any and all outstanding fees owing to DealMaker, including software fees for use of the DealMaker Engage Shareholder Management software portal on a monthly basis.

Schedule "B"
DealMaker Securities Services

Onboarding Services
- Due diligence
- Assisting in the preparation and review of Form C
- Other services necessary and required prior to the regulatory approval of the Offering.

Advisory, Compliance and Consulting Services During the Offering
- services as Company's Intermediary for the Offering, pursuant to Regulation CF
- coordination with third party vendors and general guidance with respect to the Offering
- providing updates to issuer with respect to the Offering
- co-ordinating closings and release from escrow
- Reviewing investor information, including identity verification, performing AML (Anti-Money Laundering) and other compliance background checks, and providing issuer with information on an investor in order for issuer to determine whether to accept such investor into the Offering.
- If necessary, discussions with the issuer regarding additional information or clarification on an issuer-invited investor.
- Providing education materials for Client to share with investors
- Coordinating with third party agents in connection with performance of services.
- Creating User account access for investors to participate in the issuer-directed Offering
- Providing communication channels for Client's investors in the issuer-directed Offering, as required by Regulation 17 C.F.R. Part 227 ("Regulation CF")

Customer hereby engages and retains DealMaker Securities LLC, a registered Broker-Dealer, to provide the applicable services described above. Customer hereby agrees to the terms set forth in the DealMaker Securities Terms linked here, with fees described on Schedule A hereto.

Scot Warren
_____
Customer Representative

Schedule "C"
DealMaker.tech Subscription Platform and Shareholder Engagement Online Portal

During the Offering, Subscription Processing and Payments Functionality

- Creation and maintenance of deal portal powered by DealMaker.tech software with fully-automated tracking, signing, and reconciliation of investment transactions
- Full analytics suite to track all aspects of the offering and manage the conversion of prospective investors into actual investors.

Apart from the Offering, Shareholder Management via DealMaker Engage

- Shareholder management software to provide corporate updates, announce additional financings, and track engagement
- Document-sharing functionality to disseminate share certificates, tax documentation, and other files to investors
- Monthly fee is payable to DealMaker.tech while the client has engaged DealMaker Transfer Agent

Subscription Management and Shareholder Engagement Technology is provided by Novation Solutions Inc. O/A DealMaker. Customer hereby agrees to the terms set forth in the DealMaker Terms of Service linked [here] with fees described on Schedule A hereto.

Scot Warren

_____
Customer Representative


Schedule "D"
DealMaker Transfer Agent


Account Setup:

General onboarding and customer account setup, includes:
- Upload of existing shareholder list (2,500 shareholders or fewer)
- Issuer review and compliance package (directors resolutions, etc)

Shareholder Management Portal Monthly Fee

Shareholders	Monthly Fee
0-250	$250 *minimum flat fee*
251-500	$0.75 / shareholder
501-1500	$0.50 / shareholder
1,501-5,000	$0.20 / shareholder
5,001-10,000	$0.10 / shareholder
10,001+	$0.08 / shareholder

Issuance Fees (Per Action)

Electronic Record (Book Entry) security issuance fee included.

Fees for additional services are listed on the DMTA Engage Premium Rate card [here] and are subject to regular update in the ordinary course. **Upload of historic shareholder list includes up to 2,500 shareholders provided that that shareholder data meets DealMaker's standard data format. Services related to onboarding historical shareholders where data is not provided in DealMaker's standard format or above and beyond the first 2,500 shareholders will be billable at DMTA's standard hourly rates of $50 per hour.**

A condition of the use of DealMaker Transfer Agent LLC services is that Customer continue to pay any and all outstanding fees owing to DealMaker, including software fees for use of the DealMaker Engage Shareholder Management software portal on a monthly basis, on the fees and terms established in the Order Form entered into between Customer and DealMaker.

Customer hereby engages and retains DealMaker Transfer Agent LLC, a registered Transfer Agent, to provide the applicable services described [here], with fees described on Schedule A hereto.

Scot Warren

_____
Customer Representative

Signature Certificate

Reference number: H8BB3-JWR9Q-SQLLK-REPYG

Signer	Timestamp	Signature
Scot Warren Email: scot.warren@sherpaaircraft.com		

Sent:	26 Feb 2024 17:56:21 UTC	
Viewed:	26 Feb 2024 17:59:48 UTC	
Signed:	26 Feb 2024 18:00:35 UTC	

Recipient Verification:

✔Email verified   26 Feb 2024 17:59:48 UTC

Scot Warren

IP address: 35.150.58.160
Location: Denton, United States

Document completed by all parties on:

26 Feb 2024 18:00:35 UTC

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